1800 California St., Suite 5200 Denver, Colorado 80202

July 29, 2016

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Partners Portfolios (the “Registrant”)

(File No. 811-08272)

Ladies and Gentlemen:

On behalf of the Registrant, we are filing today, via the EDGAR system, Amendment No. 27 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (the “Amendment”). The Amendment is being filed pursuant Section 8(b) under the 1940 Act, and is to be immediately effective, solely for the purpose discussed on the filing cover sheet. No fees are required in connection with this filing.

With regard to the Staff’s comments on Amendment No. 26 to the Registrant’s Registration Statement (Accession Number: 0001193125-16-565034) filed with the Securities and Exchange Commission on April 29, 2016 (the “Registration Statement”) which were conveyed to the Registrant on June 15, 2016, the Registrant notes that the disclosure contained in that Amendment is generally consistent with the disclosure contained in other current Transamerica funds’ prospectuses and statements of additional information, and the Registrant wishes to keep the disclosure consistent. The Registrant appreciates the Staff’s comments and, as discussed with the Staff, the Registrant will consider the Staff’s comments in connection with the Registrant’s next annual update.

Please call the undersigned at (720) 482-8991 with any questions.

Very truly yours,

/s/ Tané T. Tyler
Tané T. Tyler
Vice President, Assistant General Counsel,
Chief Legal Officer and Secretary
Transamerica Asset Management, Inc.